SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Comunications Management

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version will prevail.

Gas Natural’s position with respect to the ruling of the Luxembourg Court of First Instance in the case of Endesa vs. the Commission on the national or community dimension of Gas Natural’s offer to acquire the shares of Endesa:

The ruling of the Court of First Instance on July 14, 2006, which constitutes an overwhelming judicial setback for Endesa in Luxembourg, closes a process that began on September 19, 2005, when Endesa sent a communication to the European Commission asserting that its Spanish turnover did not exceed 66.6% of its community turnover and claiming that the Commission assumed jurisdiction in the Gas Natural offer. The ruling rejects all of Endesa’s claims.

Throughout the 10 months of this process, as the ruling acknowledges, Endesa even claimed “to challenge its own accounting” in its eagerness to change the regulatory procedure from what really should apply to this transaction in accordance with applicable Spanish and European law.

Of all the legal actions initiated by Endesa, this is the first that has made it to the end with the issuance of a decision on the merits. Endesa had also previously seen its request for injunctive measures rejected and, after filing an appeal against such rejection, had withdrawn it. As a result of all of this, Endesa has been ordered to pay the legal costs incurred by GAS NATURAL in all phases of the lawsuit.

In GAS NATURAL’s opinion, this demonstrates that legality, in the end, does not protect the abusive use of the courts by the directors of Endesa, who are only trying to prevent GAS NATURAL’s offer from reaching the persons for whom it is intended, the shareholders of Endesa.

As a result of this ruling, Endesa will be required to correct in its entirety the communication it made to the market on October 31, 2005.

Barcelona, July 14, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: July 17, 2006	By:	/s/ Carlos J. Álvarez Fernández
		Name:	Carlos J. Álvarez Fernández
		Title:	Chief Financial Officer